Filed by Rovi Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Rovi Corporation (Commission File No. 001-37764),

TiVo Inc. (Commission File No. 000-27141), and

Titan Technologies Corporation (Commission File No. 000-1675820)

On Thursday, June 2, 2016, Rovi Corporation gave a presentation at the Cowen and Company Annual Technology, Media and Telecom Conference. A transcript of the presentation is provided below.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Good morning. I’m Rob Stone with Cowen and Company Research. Thanks, everyone, for joining us. Our next session is with Rovi.

The video content chain is evolving in our view as old and new players compete for end users’ attention, subscription and related advertising revenues. And service providers are starting to offer skinny bundles in an attempt to prevent core cutting, while content owners were launching over-the-top services of their own in search of viewers who don’t subscribe any longer or maybe never subscribed to traditional MSOs.

Rovi is positioned in the middle of all this, enjoying a high-margin IP licensing model. It provides the technology for interactive program guides to more than 100 million North American subscribers and about 184 million households worldwide and has a leading share in metadata, which is used to populate all these guides. The pending TiVo acquisition will create an IP portfolio of over 6,000 patents and provide best-of-breed solutions and guides, search and recommendations, advertising and analytics. With 100 million in annual synergies eventually, the combined company should be positioned to achieve $1 billion of revenue and 50% adjusted EBITDA margins within 3 years. So all of that is why we’re recommending the stock.

And here to discuss it, we’re pleased to welcome Peter Halt. Well, good morning, Peter.

Peter C. Halt

Chief Financial Officer

Good morning, Rob.

Robert Warren Stone

Cowen and Company, LLC, Research Division

So let’s start with the TiVo deal. What’s the latest in terms of the time line, next steps? And now that you have some time to do that, what’s been the reaction from various groups, your investors, customers, partners, advertisers and employees and other stakeholders?

Peter C. Halt

Chief Financial Officer

Yes. The TiVo acquisition has been incredibly well received, Rob. Investors get the story, they’re very excited about the combination of the companies. It’s a deal that’s really focused on bringing the 2 product categories together. You mentioned the combined portfolio would have over 6,000 patents, that’s a plus, that’s a big plus, but not the driver for the transaction. The driver for the transaction is what they’ve been doing in products, what we’ve been doing for products. And if you look at the consolidation occurring in the MSO and DBS space, they make substep consolidation in the vendor space, too. So you’re bringing together a fantastic opportunity that our customers also get. We’ve had very enthusiastic calls from customers who look at the innovation we have in the UI space. They look at our legacy guides, passport and i-Guide and the home sharing for them. And they look at TiVo, what TiVo has. TiVo solution has generally been in North America, more of a high-end ARPU customer solution. And now what they’re looking to invest and we are, it’s giving them a very logical path now to roll off of legacy guides in the future and move into the combined company offering. It gives them the ability to work with 1 vendor. You need to have the large footprint they do in our i-Guide or passport while supplementing then with the TiVo box with the high-end ARPU customer. So very positive feedback on the customer front. Going back to the investor front, everyone that we’ve spoken to has gotten the combination and thinks it makes great sense. Some mild frustration, needless to say, with the pressure of the stock price. The stock price pressure being caused really by a lot of TiVo holders moving out, taking the money early as opposed to holding on further 4 months and getting a little bit more. It’s moved a lot of the TiVo shares into the arms and hedge funds, you’re seeing a little bit of shorting and some pressure against as a result of that. But they get the message, too. So it’s been very well received. In terms of next steps, we’re going through the process with the HSR filing. We anticipate filing our preliminary S-4, if not by the end of this week, then early next week, that’ll kind of get the ball ticking on that process. We view that as probably the long tent in the pole, getting that signed up by the FCC then would allow us to set the date for the shareholder meetings and get to the process of getting the deal approved and closed. As we mentioned, we announced the deal. It’s our anticipation, the deal will close some time in Q3. Exactly when in Q3 will be driven by the process with the S-4 and the SEC.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Okay. So going back to the customer reaction, I wanted to spend another minute on that, because this is one of the places where I got a lot of questions from investors after the deal was announced. Historically, Rovi and TiVo, at least to some extent, have been competing with each other. And in combination now, you’re going to have these businesses under 1 roof. So net-net is that perceived as a better deal? Or maybe customers taking, okay, well, now they’re not competing with each other, does that mean I’m going to have to pay more? It strikes me that the best-of-breed solution under 1 roof probably makes the designing process easier to think about. But sort of those competing thoughts around loss of the competitive dynamic, is that positive or negative? How it might affect pricing and technology features?

Peter C. Halt

Chief Financial Officer

Yes. Rob, you need to look at it in terms of different areas in the world. Clearly, in Europe, TiVo has a leg up and a much larger footprint than we do in the service provider side. In Latin America, we have a leg up and a larger footprint in terms of our service provider customers. It’s really been North America where the 2 of us have competed for customers, with North American service providers. For the North American service provider who’s a customer of Rovi or a customer of TiVo, the feedback we’ve been getting is they view this as a positive. At the end of the day, going to your comment about best-of-breed, they need a best-of-breed solution. If you look at your MSO, which is where our service provider customers are, they’re still competing with the 2 DBS providers, and they’re competing with the telcos. And they need to have a compelling product. What’s happening with AT&T DIRECTV, what’s happening with DISH, I mean, these people are putting a lot of money into their own guides. And these guys need to have a compelling guide. They need to have an evolving guide. They need to have a next-generation solution. And instead of having 2 companies competing to try and provide them that, we can bring together the best of both companies, have a single solution, where, hopefully, they can retain, if not grow, their market share and, hopefully, increase their ARPU. So for them, the feedback to us has been very positive.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Great. One of the other areas we got a number of questions on was the collar mechanism. Can you just walk us through the rationale there?

Peter C. Halt

Chief Financial Officer

Yes. I mean, for people who have been following Rovi, clearly, about the last 2 years, it’s all been about the Big 4 renewals. Last year, if you watched our stock, we were under pressure. There was some concern about the ability for the company to renew those 4 deals. For those who aren’t familiar with the story, Rovi is a company that acquired a company named Gemstar back in 2008. Gemstar did 4 deals in late ‘03 and early ‘04, which were 12-year license agreements. They were with DIRECTV, DISH, Comcast and Time Warner. This past year, we took care of 2 of the deals. We did a deal with Charter that was an addition to cover Time Warner. We got an extension with Time Warner to cover fully the Charter closing. That deal is closed now, so that’s all licensed. We did a deal with AT&T Direct in December, that’s covered. And we’re working on the DISH and Comcast deals. Now that said, those 2 deals are both expired. They both expired by early April with Comcast when we filed litigation. With DISH, we’re having meaningful negotiations. We’ve entered into a brief standstill period with them and are working hard towards closing the deal. Now when we closed that deal, it’s anticipated that, that’ll be a positive for our stock price. What we didn’t want to do was enter into a deal to acquire TiVo, where a large part of the currency to the acquisition is our capital, our stock. And the — that’s what’s underpricing it. We wanted to be able to have the benefit of our share price, go to the benefit of our holders and reduce dilution if we did a deal with them post-announcement and prior to close. So the collar mechanism was, I might say, intensely negotiated, the mechanism between the parties. But basically, between a price of $16 and $25, the composition of how many shares the TiVo holder gets changes based upon our price. And so we’re working hard to close the deal with DISH. We anticipate that we will be able to before the close of the TiVo acquisition, and we want to make sure that we’ve been or able to give out less shares. Within that, if you’re in the bottom range of the collar, you have $16 to $18.71, we also have the ability to put in some extra cash to reduce the dilution, too. That’s important to us, too. At the end of the day, we are trying to maintain for our existing holders an appropriate percentage of the company. And that’s kind of been the rationale behind the collar mechanism.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Okay. You mentioned that you had the sense of — in terms of price action, we’ve seen a combination of a turnover and the shareholder base with some of the TiVo shareholders cashing out early and some arb actions. I know it’s impossible to peel these things apart precisely. But do you have a sense for how much of the impact is really anxiety about the renewals versus related to the transactions and the 2 things are happening in parallel?

Peter C. Halt

Chief Financial Officer

Yes. I mean…

Robert Warren Stone

Cowen and Company, LLC, Research Division

Based on [indiscernible]

Peter C. Halt

Chief Financial Officer

Yes. And we usually speak, we speak to, needless to say, that people will hold our stock. We’ve spoken to some of the TiVo holders. We’ve spoken to our desks, on trading desks at a number of different banks. One of the things that was very apparent is if you look at the TiVo shares, it was announced on a Friday morning before the market opened and that day of the market open, 28 million TiVo shares created. The next business day, which is a Monday, another 5 million traded. 33 million TiVo shares created in 2 business days, that’s 1/3 of their public float. So clearly, a lot of people were taking the money at that point in time and trading out. If you look at kind of the pressure on the Rovi stock, it started with that kind of those actions. We haven’t seen any meaningful departures out of our shares. Our holders, like I said, are very enthused by the deal. They’re also anticipating the benefit of us being able to close the DISH deal. So all the feedback we’re getting, you’re very right, it’s a very unscientific approach. If you try and triangulate and figure out where the pressure is coming from, seems to be correlated to that arb or hedge play on the TiVo shares.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Yes. So part of the deal structure, when you announced it, was a plan to preserve Rovi’s very substantial NOLs. What might be the effective tax rate for the combined business?

Peter C. Halt

Chief Financial Officer

Yes. Rovi has a little over $1.2 billion in federal NOLs. Clearly, that’s a meaningful asset for us and an asset we want to protect that our investors want to ensure that we have the ability to leverage going forward. Depending upon whereabouts in the collar this deal closes and whether, at the lower end, we did or didn’t put in cash, it could be as much as almost 1/3 of new shareholders coming in. Under the 382 rules for over a 3-year period, there’s a 50% change in significant holders, you can have limitations put on your NOLs. So we don’t want that to happen. So we did put in place an NOL rights plan. Basically, it’s designed to ensure that we don’t have additional 5% holders or people who qualify as a 5% holder now don’t meaningfully increase their share interest and cost if any problems with that NOL. We have some details on that in the materials that we released around the close. We do want to protect those NOLs and be able to leverage them post-close. Being able to leverage them post-close, we would anticipate that our effective cash tax rate would be somewhere in the mid-teens.

Robert Warren Stone

Cowen and Company, LLC, Research Division

So do you expect any trust or other regulatory hurdles? And the other wildcard people always ask about is, might somebody else put in a competing bid for TiVo?

Peter C. Halt

Chief Financial Officer

We don’t, Rob, anticipate any regulatory hurdles. Needless to say, we respect the process and are actively going through it and providing any and all information the regulatory authorities would like to look at. When we look at the space, the largest source for guidance is do-it-yourself. It’s the large providers like Comcast, like DIRECTV, like DISH, we’re investing in their own guides. If you look at Charter, which has some of our products, they’re clearly investing a lot of money in creating their own guide. Comcast is looking to take its guide and market it to other providers. So clearly, there’s a lot of competition out of there and a lot of alternatives to folks. This is, too, what I would call producers that may be deemed or viewed a bit below scale coming together to be of scale and be able to rationalize the investment. It allows them to be competitive and offer a best-of-breed solution to folks. So we don’t anticipate issues on that front. In terms of another buyer, I mean, I’m not going to speculate. But I would suggest that when you look at the synergies that we will achieve, we’ve come out and publicly said that we’ll have synergies of over $100 million from the combination of the 2 companies. I don’t believe anyone else can apply TiVo and have that scale of synergies. What’s unique about us and TiVo coming together is that if you look back over the last 3-plus years, we’ve all been — we’ve both been investing on all the same things. They acquired an analytics business, TRA. We acquired an analytics business, IntegralReach. They invested in advance search and recommendation, acquiring Digitalsmiths. We did the same, we acquired Video. Both companies are investing in cloud-based platforms, including us, through the acquisition of Fanhattan. So we’re spending in all the same areas. So what we’re able to do is then bring those 2 companies together and have a rational level of investment, taking the best from both companies and offering what should be a best-of-breed solution. The area I like to point out to folks as a great example of what can happen by the combination of these 2 companies that’s hard to imagine happening elsewhere is look at search and recommendation. TiVo has, I think what’s considered out in the market, the best-of-breed recommendation engine. We have, and it could be the top pick in the market, what is believed to be the best search engine, where we — where I picked up is the veil of our contextual search, conversational search, voice search. Search and recommendation is generally sold as a package. We have the opportunity to take their recommendation engine, our search engine, combine it into 1, have synergies on our side around recommendations, on their side around search, and yet, now have the best-of-breed point solution as a full S&R solution. So it’s an exciting opportunity for us and one that’s hard to imagine someone else can have the same synergy. Might someone see a different rationale for proposing, I can’t speculate on that. But if it’s going to be driven in terms of financial rational price, it’s hard to imagine someone else would want to step in.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Yes. So turning that around a little bit, once all the dust settles and, obviously, that includes not just the combination with TiVo, but also getting these other big renewals squared away. Does that make — you will be called TiVo once you’re done, does that make TiVo/Rovi potentially an acquisition target itself? And if so, for what kind of a company? I know that’s not the strategy for which you’re running the business, but do you think about that?

Peter C. Halt

Chief Financial Officer

So there are 2 different comments there. One, TiVo’s a phenomenal brand. We’re very excited about the brand and all that TiVo’s came to mean to customers and to consumers. So absolutely, the combined company will be named TiVo. It will not — it will — we will cease to be known as Rovi, and we’ll trade under the TiVo ticker symbol post-close. Very excited about that. In terms of what the future may hold, I’m not going to speculate as to whether we would or wouldn’t be an acquisition target. You’re right, that’s not the purpose for the deal. But clearly, if somebody comes and wants to make a compelling offer, the company is forward absolutely listen to that. Could it make us more attractive given that we’ll be a much larger play on the product side? It might. If you look at Rovi historically, we’re about 55% of our revenue from intellectual property, about 45% from product. This would shift it. It would be, clearly, a majority of our revenues from product, best-of-breed product solution. That might make us more interesting. Time will tell. On the intellectual property side, historically, when you look at companies that have acquired companies with meaningful IP, it’s generally been for defensive purposes. We’re not a good candidate for an acquirer who’s looking for IP for defensive purposes. Our approach has always been, we’re going to offer you or attempt to offer you the best product. If you don’t want to use our product, you need to recognize that we’re the innovator in the space and we’ll license your patents and you can create your own. But that means that our customers are probably all those folks that you would want to be protected against if you were buying the IP. So clearly, the IP portfolio and our active licensing program isn’t necessarily something that you might attract a potential buyer. But when you move to a company that’s 2/3 product revenue or more, it may have, that changes thing, I don’t know. But if it does, needless to say, the company is forwardly would entertain any reasonable offer.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Okay. So backing up 1 step or maybe 2 from the happy TiVo ending, a couple of points. One, Rovi has had some less-successful acquisitions in the past. And on TiVo’s side, the consumer-facing TiVo-owned subscriber business is one that they’ve worked really hard to grow, but which still consumes a lot of cash for customer acquisition, discounting hardware and so forth. So how are you thinking about making it turn out differently this time? And then in specific, how do you expect to make the consumer-facing TiVo-owned subscriber business perform better?

Peter C. Halt

Chief Financial Officer

Yes, 2 separate questions. Let me first tackle the question around the company’s acquisition history, and then if I forget, bring me back and have me address the consumer part of TiVo’s business. In terms of the company’s acquisition history, under prior management, the board that was comprised differently, Rovi did have 2 very significant acquisitions. Back in 2008, with the deal I mentioned earlier, the Gemstar deal, which was clearly a home run for the company. If you look at what Rovi was then known as MacroVision, there’s only $10 million of revenue left from the businesses in our current year estimates than the business that they had then. So clearly, that was a transformative acquisition and a big success. A couple of years later, the company acquired Sonic Solutions, and that was the antithesis of the Gemstar deal. That one wasn’t a failure on, basically, all fronts. When Tom took over as CEO and I took over shortly thereafter as CFO, we spent the first 2 years doing nothing — I mean, it felt like nothing more. Then divesting ourselves with the assets that came through the Sonic deal, selling those off and looking at the company what we were, what we had, where we belong, what our opportunities were and ensuring that we focus on a strategy that we could succeed and drive shareholder value. If you look at the Sonic Solutions acquisition, there was nothing that Sonic did that Rovi did. It was tangential businesses. There was a rationale around acquiring a business that offered a white-label solution for VOD and EST transactions, and being able to incorporate that in your guidance products and be able to offer VOD and EST and stuff like that. But it wasn’t something the company did. It was looking tangentially to expand what the company could do. Look at the TiVo acquisitions, I talked earlier about the areas they’re investing in, they’re all the areas we’re investing in. We know this space very well. This is the space we live and breathe every day. We know TiVo. We compete with them. We understand the strength of their businesses. We understand their weaknesses. We understand our strengths and our weaknesses. And we see a phenomenal set. This is a business where we can walk in and set the ways that we can achieve a minimum of 100 million synergies and have a better business and create revenue growth. I see no correlation between this deal and the Sonic deal. And then I would reiterate again, it is a completely different executive team. We got to look at this deal and put it in front of the board. The board is comprised differently today than it was back in the Sonic day. So for those who still remember that deal, all I can say is this deal is completely different. We’re very excited about this deal. This is in our sweet spot, the space we know well, and one that we look forward to succeeding with.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Okay. And then back to the 1 new element of the TiVo business, which is something that Rovi historically has never had, is a direct-to-consumer. So how do you expect to approach that?

Peter C. Halt

Chief Financial Officer

When you look at Rovi and you look at TiVo, yes, it’s a good point, Rob. I mean, everything TiVo does, we do. They offer a product for a service provider. What they do have that we don’t is a distribution channel, the direct-to-consumer. We are not a company that is focused on a direct-to-consumer market. Our business has always been selling directly to those companies that then deal with customers. There’s one attribute that we do that’s different than TiVo, and I think it’s worth mentioning while I answer your question. We’re also in the metadata business, they’re not, so we have a metadata offering. They have a distribution channel, we don’t in consumer. The consumer channel is one that has been very successful for TiVo. What people often forget is that the investment that they’re making in the consumer device is the same investment that they are making for the MSO provider. What the consumer channel gives them is a direct contact with the consumer and a very passionate loyal audience that gives them direct feedback. And it’s been a source of great innovation for them and stuff like that. That said, being in the hardware business isn’t something that necessarily excites us. When we acquired Fanhattan and the Fan TV platform, they had an OEM relationship and we’re focused on a box solution. And when we acquired them, we said, we’d look to move to be box agnostic and be able to partner with box providers who can do that. There are several box providers out there who have direct-to-retail. We’ll be looking at the possibilities of working with them, having them control the box. And while that would be a partnership and we wouldn’t get all the sales as a result, we think that’s probably a better way to approach the consumer space. But don’t look for us to exit the consumer space. That relationship that TiVo has with consumers has been differentiated for them.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Great. You mentioned one thing that’s actually my next question. TiVo has been using another supplier for metadata up to now, that’s one thing that Rovi has that they don’t. Have you been able to transition that over to a Rovi-supplier relationship? Or do you expect to in the near term?

Peter C. Halt

Chief Financial Officer

Rob, TiVo just filed its 10-Q, and if people take a look at the TiVo 10-Q, they actually comment on their situation with their metadata provider, which is Gracenote. Their contract with Gracenote has now expired, and they are in the wind-down period of that contract. They entered into an agreement with Rovi to transition to Rovi metadata, and that’s underway.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Great. So I wanted to turn back to the base business. You mentioned that you have a short-term standstill with DISH, and you’re in productive discussions. There was one other top 10 MSO that’s also out of contract. What can you say about that situation?

Peter C. Halt

Chief Financial Officer

Not much more than what we’ve talked about publicly before. We do have a top 10 service provider that did go out of contract at the beginning of the year. We told people about that on our year-end call and told people in terms of expectations for the year, they should look for that renewal to occur in the second half of the year. And that’s still our anticipation. We’re working hard on closing both that deal and the DISH deal. Clearly, with both DISH and that provider out of contract, if the conversations weren’t progressing along the path that we believe they should, you’d see us file litigation. With Comcast, we reached the point where it weren’t impacting. And we weren’t seeing any movement from them, and we felt compelled to then go to the court system to try and get into the right agreement. Clearly, with this provider and with DISH, we’re having what we believe are very meaningful fruitful conversations that are progressing in a path that we believe will end up being more aligned in a contractual arrangement at appropriate pricing for the company and for its customer.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Great. And you mentioned the Comcast litigation, which is also my next question. So if you could just update us on what’s the latest status, the time line for next steps and so forth.

Peter C. Halt

Chief Financial Officer

Yes. We filed litigation against Comcast on April 1, the day after the contract expired. We filed 2 cases down in the Eastern District of Texas against Comcast. We also subsequently brought an action against Comcast in the ITC. The ITC is a venue that we do really appreciate. It’s a venue that’s designed to protect holders of U.S.-based patents against the importation of infringing goods. So in order to use that venue for litigation, you need to have infringement created offshore and imported into the States. So our litigation with Comcast does include some set-top box manufacturers. So in the ITC, our case is that the set-top boxes that are being imported with Comcast software are infringing our IP. The ITC is a unique venue. It does not offer monetary damages as you would find through the District Court process. But what it does do is it offers the opportunity to have a ban on the importation of infringing goods. As it’s designed to protect against such importation, it’s also designed to move very fast. And that candidly is why we like it. It is a venue, a jurisdiction that moves much faster than the District Courts. It also requires the parties who are engaged in the litigation have conversations along the way. We believe that’s helpful, too. We have found, historically, that when we get into this process of litigating, that once the other side starts investing in meaningful legal fees, once they start investing in discovery, once they start getting advice of counsel about the infringement on our IP, once they have counsel being able to look at the discovery process on a no-name basis of their contracts and be able to confirm they were offering market prices. But generally speaking, we settle at an appropriate rate with that party without having to walk up the steps. So since the ITC can move on 1.5 years compared to 2.5, 3 years for the District Court, it’s a venue we really like being in. It’s not our intention to necessarily have to fight the whole way through the process and to win to the court system. We’re looking to get reengaged in meaningful conversations and informed conversations based on the input of their counsel. So we have filed that action. Comcast just recently filed an action in New York. They are looking to see if they can move the jurisdiction out of the Eastern District of Texas of Court and stop the ITC action and have the case heard in New York. Hearings on that will be most likely in July, and we’ll see how that goes. That’s the latest update on that.

Unknown Analyst

Quick question on the same subject. Given that the expiration of the contract with the service provider seems to guarantee that they will be infringing on your intellectual property, why is it that these contracts actually have a subject? Or why [indiscernible] occurring when there’s no guarantee that the contact is not really going to be an intellectual property problem?

Peter C. Halt

Chief Financial Officer

So for the folks listening in — the question, I’ll try and paraphrase, and Rob, step in if I missed something. The question is, why have an expiration date to the contract if the minute the contract expires, someone falls out of license? I’ll offer you an example of how we license our IP in the CE business. First to MSO and DBS providers, all service providers, and then hopefully, I’ll offer some explanation. Our contracts in the CE space are generally in the 1- to 3-year range. Our contracts in the service provider area are generally 3 to 5 years. Of late, in the CE space, we’re seeing deals more towards the shorter end. On the service provider side, we’re actually seeing them towards the longer end. And part of it has to do with where is the world going, where will these companies be and what are the economics that are appropriate for them. On the consumer electronics side, people have been trying to, particularly the Japanese and Korean manufacturers, offer smart televisions, televisions with applications that differentiate themselves from a dumb box that would find themselves only competing with the Chinese manufacturers on price, a battle they’ll lose. There’s a lot of pressure at retail. They don’t know if it’s going to work. They don’t know how many applications they’re going to be offering, what they’re going to be doing in the future. They’re looking for short-term deals, because their pricing with us is really based upon their market share. We’ve historically done the pricing ranges with them, although the last, oh boy, 4 to 5 years, that’s been a fixed quarterly amount based on their market share. And so they’re looking for shorter-term deals just because they don’t know where they’re going. On the service provider side, we’re really interested in fluctuation point. I mean, we are looking at companies stepping up their investment, looking at people moving not just the guidance on the television set, but investing in guidance that’s found on mobile devices, on tablets and on smartphones, also looking at video consumption there. They make meaningful investments and looking to change how they’re offering things to consumers, where consumers find what they find. They’re looking for longer-term deals. Again, waiting to see where the world goes and what it does, but longer-term deals as they figure out and rationalize their investment. So people make different decisions as to what the appropriate length to license their IP by looking at their business model. And then we try and work with them to offer kind of right kind of deal. You look at the different deals we’ve done out there. And like I said, of late, look at the AT&T deal, look at the Cox deal. Where we’re allowed to talk about the duration, these are much longer-term deals. Lamentably, we’re not always allowed to disclose all the details about our deals. People often aren’t that excited about giving all the deals on an IP deal as opposed to a product deal, but that’s what we’re kind of seeing in the marketplace.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Any other questions from the room? Yes, sir?

Unknown Analyst

Here’s the question. I find myself needing a niche player program guide [indiscernible] on the television because there’s a lot more [indiscernible] do you play TiVo program-to-program guide whether to control the shows or [indiscernible] properties?

Peter C. Halt

Chief Financial Officer

Well, we absolutely. The question was — I’ll paraphrase the question. I have a service provider that I get my subscription from, but I’m using another provider’s over-the-top solution to find guidance about the programs I’m going to watch. Do you provide guidance in manners alternative to the television use case over-the-top or something like that? We absolutely do. If you go back in the company’s history, we were one of the very first to actually invest in creating guidance that was designed to allow you to find what you want, want to watch, where you want to watch it, combining with linear television and over-the-top content. We’re also one of the very first, and this is part of the reason why we have this meaningful presence that we’re doing in IP, to offer you the ability to find that programming over-the-top and away from the television, what we call in the service provider into the TV everywhere use case or the mobile use case or over-the-top. We have both products in that space and IP. One of the acquisitions that we’ve been speaking about the last year, very excited by a little over 1.5 years ago, Fanhattan and the Fan TV application. You can download that as an application and use that to find programming without using it as your — for the television itself as set. But we also offer that as a full over-the-top solution to service providers where they can have the Fan TV solution on the television as well as on mobile devices. Absolutely playing that space in the programming side, TiVo also has a very exciting offering that combines over-the-top content with linear broadcast content and allows you to find that through methods other than directly through the TV, really excited about with that offering and combining that. Yes, we play in that product spot. But if somebody wants to do that on their own as opposed to using our product, then we’re more than willing to license them the intellectual property they need to make that offering available to their customers.

Robert Warren Stone

Cowen and Company, LLC, Research Division

And specifically with respect to Sling?

Peter C. Halt

Chief Financial Officer

So Sling would be covered under a license arrangement with EchoStar. We’re currently in negotiations with DISH. As we’ve commented in the past, those negotiations are a little more complex than your standard negotiation with just an MSO, DBS provider and that the arrangement to cover both DISH and EchoStar. Our existing DISH license is actually through EchoStar. So EchoStar provides Sling, and so the agreement that we’re working on today is to cover both EchoStar and DISH.

Robert Warren Stone

Cowen and Company, LLC, Research Division

And that actually brings up another nuance I wanted to mention, Peter, which is, over the last quite a few years, you’ve been incrementally licensing the TV Everywhere case. So Comcast, for instance, was one of the first to sign up for an incremental license to do guidance on non-set-top box platforms. It’s my understanding that in the current generation of big renewals, the way you and your customers are thinking about it is, TV Everywhere is now included as part of the overall package. Is that fair, what people are looking for structuring a deal that covers all the different platforms they’re going to use it on?

Peter C. Halt

Chief Financial Officer

Nobody wants to do a license arrangement with us or anyone else and then utilize it. I mean, before, that doesn’t cover everything they need. The TV Everywhere use case is one that came up post several of these license arrangements for the television use case. So we did end up in certain instances such as Comcast, doing a separate deal to provide them a license for TV Everywhere. The Comcast deal, we set it to be coterminous with the television use case deal, so they be known as just 1. When we do enter into deals like the AT&T Direct deal that we just did, we absolutely look to provide them a package that covers them for both the television use case and the TV Everywhere use case. It doesn’t mean that they aren’t priced separately, AT&T Direct is a unique case where the combination was all put into 1 fixed annual payment. That said, we try and do the deals that make the most sense for our customers and for us, they could be variable priced, or in the case of something like AT&T Direct, we have the largest provider in North America willing to enter into a fixed arrangement with us, where we don’t have to worry about whether they lose any market share, well, we jump on that deal.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Yes. Great. Well, that’s all the time we had. Thanks very much.

Peter C. Halt

Chief Financial Officer

Rob, thank you.

Robert Warren Stone

Cowen and Company, LLC, Research Division

Thank you.

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking” statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the proposed acquisition of TiVo and expected transaction timing. A number of factors could cause Rovi’s and TiVo’s actual results to differ from anticipated results expressed in such forward-looking statements. Such factors include, among others, 1) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; 2) uncertainty as to the actual premium that will be realized by TiVo stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Rovi and TiVo; 4) uncertainty as to the long-term value of the combined companies’ common stock; 5) failure to receive the approval of the stockholders of either Rovi or TiVo; and 20) unexpected costs, charges or expenses resulting from the transaction, as well as management’s response to any of the aforementioned factors. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Rovi’s Annual Report on Form 10-K for the period ended December 31, 2015 and Rovi’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, TiVo’s Annual Report on Form 10-K for the period ended January 31, 2016 and TiVo’s Quarterly Report on Form10-Q for the period ended April 30, 2016, and other securities filings which are on file with the Securities and Exchange Commission (available at www.sec.gov). Neither company assumes any obligation to update any forward-looking statements except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any stockholder of Rovi, TiVo or Parent. In connection with the Merger Agreement Rovi, TiVo and Parent intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Parent that will contain a joint proxy statement/prospectus. ROVI AND TIVO STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT ROVI, TIVO, PARENT AND THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available), as well as any other documents filed by Rovi, Parent and TiVo with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus from Rovi by directing a request to Rovi Investor Relations at +1-818-565-5200 and from TiVo by directing a request to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York, 10016, (212) 929-5500, proxy@mackenziepartners.com.

PARTICIPANTS IN THE SOLICITATION

Rovi, Parent, TiVo and their respective directors and executive officers and other members of their management and employees may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Rovi’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 10, 2016 and information regarding TiVo’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on June 1, 2015. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus that Parent will file with the Securities and Exchange Commission when it becomes available. Stockholders may obtain a free copy of these documents as described in the preceding paragraph.